Regenique Group Limited

10 Sinara Drive

#10-25 Square 2

Singapore 307506

September 2, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Michael Fay
Robert Augustin
Jane Park

Re:	Regenique Group Limited
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted August 8, 2025
CIK No. 0002063022

Dear Sir or Madam:

This letter sets forth responses of Regenique Group Limited, a Cayman Islands exempted company (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 20, 2025 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Draft Registration Statement on Form F-1 previously submitted on August 8, 2025.

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its draft registration statement on Form F-1 (the “Amendment No. 3”) via EDGAR to the Securities and Exchange Commission for confidential review.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Virginia M.L. TAM	譚敏亮	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝 嵐

Amendment No.2 to Draft Registration Statement on Form F-1 submitted August 8, 2025

Notes to Combined Financial Statements, page F-7

1.	We note your response to prior comment 7 and your updated disclosure made to page F-16. Please further update your disclosure to include your assessment that the related party is a VIE and that you are not its primary beneficiary. In addition, please clarify for us where the contribution of the property is reflected in the statements of changes in shareholders’ equity, as you indicated the property was an equity contribution. Lastly, please clarify your disclosure to indicate whether the property is pledged as collateral, as previously disclosed. In this regard, if the property is pledged as collateral for a loan not recorded on your balance sheet, it seems that the equity contribution should be classified as “temporary equity” on your balance sheet, not permanent equity, consistent with ASC 480-10-S99-3A. Please provide us an analysis of this accounting provision or revise your presentation accordingly.

The Company has revised its disclosure on page F-16 of Amendment No. 3 to clarify that the related party is a variable interest entity (VIE) under ASC 810-10-25-55 through 25-56 and that the Company is not its primary beneficiary under ASC 810-10-25-38A. Accordingly, the Company has not consolidated the related party.

The Company has revised its disclosure on page F-5 of Amendment No. 3 to reflect that the property contribution has been recorded as an increase to Additional Paid-In Capital (APIC) in the Statements of Changes in Shareholders’ Equity, consistent with its nature as a capital contribution in the example under ASC 505-10-45-1 through 45-2.

The Company respectfully submits that it confirms that the contributed property is pledged as collateral for a mortgage loan held by the related party. The loan is not recorded on the Company’s balance sheet, and the Company has no legal or contractual obligation under the loan.

The Company respectfully submits that it has evaluated the classification of this contribution under ASC 480-10-S99-3A, which requires equity instruments to be classified as temporary equity if they are redeemable at a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the issuer’s control.

Based on this guidance, the Company respectfully submits that it has concluded that the contribution does not meet the criteria for temporary equity, for the following reasons:

●	the Company has no obligation to return the property or settle the contribution in cash or other assets;

●	the contribution is unconditional and irrevocable, and the Company retains indefinite operational control under a Deed of Assignment, which has been filed as Exhibit 10.7;

●	the mortgage loan is held by the related company, and any default risk is not contractually linked to the Company’s equity interest or financial performance;

●	the related company has been regularly servicing the mortgage loan, and the Company is not aware of any default risk; and

●	the pledge does not create a redemption feature or contingent settlement obligation that would require reclassification.

Accordingly, the Company has classified the contribution as permanent equity within APIC. The Company respectfully submits that it believes this treatment is consistent with the substance of the transaction and with the requirements of ASC 505-10-45-1 through 45-2 and ASC 480-10-S99-3A.

In addition, the Company has revised its Combined Statement of Changes in Shareholders’ Equity on Page F-5 of Amendment No. 3 to present capital contributions and dividends declared as separate line items. In earlier draft submissions, the Company had netted the capital contribution against dividends declared, which may have obscured the nature of each transaction. The revised presentation enhances transparency and aligns with authoritative guidance and SEC expectations. The Company respectfully submits that it confirms that this revision does not impact net income, earnings per share, or cash flows, and has been made solely to improve clarity and compliance with U.S. GAAP.

Exhibits

2.	Please ensure that your exhibits are filed in text-searchable format. Refer to Item 301 of Regulation S-T. For example, we note Exhibits 10.7, 10.8, and 10.9.

The Company has submitted Exhibits 10.7, 10.8 and 10.9 as text-searchable formats for Amendment No. 3.

If you have any questions regarding Amendment No.3, please contact Virginia Tam at (+852) 2230 3535 of K&L Gates LLP.

Sincerely,

By:	/s/ Wong Ming Kwong
	Name:	Wong Ming Kwong
	Title:	Chief Executive Officer

Via E-mail:

cc:	Virginia Tam
K&L Gates LLP

Ying Li
Guillaume de Sampigny
Hunter Taubman Fischer & Li LLC

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